UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2022

10X CAPITAL VENTURE ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41216	98-1611637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Word Trade Center, 85th Floor
New York, New York	10007
(Address of principal executive offices)	(Zip Code)

(212) 257-0069
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	VCXB.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	VCXB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	VCXB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into A Material Definitive Agreement.

Merger Agreement

On December 20, 2022, 10X Capital Venture Acquisition Corp. III, a Cayman Islands exempted company (“10X III”), entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among 10X III, 10X Sparks Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of 10X III (“Merger Sub”), and Sparks Energy, Inc., a Delaware corporation (“Sparks”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of 10X III and Sparks.

The Business Combination

Pursuant to the Merger Agreement, 10X III will, subject to obtaining the required shareholder approvals and at least one day prior to the Effective Time (as defined below), change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

At least one day prior to the consummation of the Merger (as defined below), subject to obtaining 10X III shareholder approval, 10X III will adopt the certificate of incorporation in the form set forth as Exhibit D to the Merger Agreement and each Class B ordinary share, par value $0.0001 per share, of 10X III (the “Class B Ordinary Shares”) shall convert into a share of Class B common stock, par value $0.0001 per share, of 10X III, and each Class A ordinary share, par value $0.0001 per share, of 10X III shall convert into a share of Class A common stock, par value $0.0001 per share, of 10X III. Further, each share of Class B common stock of 10X III and each share of Class A common stock of 10X III that is then issued and outstanding shall convert automatically, on a one-for-one basis, into one share of 10X III Common Stock (the “Sponsor Share Conversion”).

Following the Domestication and the Sponsor Share Conversion, Merger Sub will merge with and into Sparks (the “Merger”), with Sparks surviving the Merger as a wholly-owned subsidiary of 10X III. In connection with the closing of the Merger (the “Closing”), 10X III will change its name to “Sparks Energy Holding Inc.” (“New Sparks”). The Domestication, the Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination”.

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of Sparks issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of common stock of New Sparks (“New Sparks Common Stock”) equal to the quotient obtained by dividing (x) the quotient obtained by dividing (1) $275,000,000 plus the Estimated Net Working Capital Adjustment (as defined in the Merger Agreement) by (2) ten dollars and fifteen cents ($10.15) by (y) the sum, without duplication, of the aggregate number of shares of Sparks common stock that are (i) issued and outstanding immediately prior to the Effective Time or (ii) issuable upon the exercise or settlement of options or restricted stock units of Sparks (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time (the “Merger Consideration”).

Earn-Out

At the Closing, and as additional consideration, 10X III will issue to the holders of common stock of Sparks his or her pro rata portion of 4,926,108 shares of New Sparks Common Stock to be earned, released and delivered upon satisfaction of the following milestones: (i) the date on which the volume-weighted average trading sale price of one share of New Sparks Common Stock quoted on The New York Stock Exchange (“NYSE”) (or such other exchange on which the shares of New Sparks Common Stock are then listed) is greater than or equal to $12.50 for any twenty (20) Trading Days (as defined in the Merger Agreement) within any thirty (30) consecutive Trading Day period within the Earnout Period (as defined below) (“Triggering Event I”); (ii) the date on which the volume-weighted average trading sale price of one share of New Sparks Common Stock quoted on the NYSE (or such other exchange on which the shares of New Sparks Common Stock are then listed) is greater than or equal to $15.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period (“Triggering Event II”); and (iii) the date on which the volume-weighted average trading sale price of one share of New Sparks Common Stock quoted on the NYSE (or such other exchange on which the shares of New Sparks Common Stock are then listed) is greater than or equal to $17.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period within the Earnout Period (“Triggering Event III” and, collectively with Triggering Event I and Triggering Event II, a “Triggering Event”).

Upon the occurrence of a Triggering Event, one-third of the Earnout Shares shall be released. Each Triggering Event shall only occur once, if at all; provided, that Triggering Event I, Triggering Event II and Triggering Event III may be achieved at the same time or on overlapping Trading Days. The “Earn Out Period” means the time period beginning on the date that the Closing occurs (the “Closing Date”) and ending on the date that is the five-year anniversary of the Closing Date.

Governance

Except as otherwise agreed in writing by Sparks and 10X III prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable laws and the listing requirements of the NYSE, 10X III shall take all actions necessary or appropriate such that (a) each director of 10X III in office shall cease to be a director and (b) certain individuals designated by the parties shall be appointed to the New Sparks board of directors.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including with respect to the operations of 10X III and Sparks and that each of the parties have undertaken to procure approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). In addition, 10X III has agreed to adopt an equity incentive plan in the form agreed to by 10X III and Sparks.

Conditions to Each Party’s Obligations

The obligation of 10X III and Sparks to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act and all other consents of (or filings or registrations with) any governmental authority required in connection with the execution, delivery and performance of the Merger Agreement being obtained, expired or otherwise terminated, as applicable; (ii) no prohibition by a governmental authority prohibiting or enjoining the transactions contemplated by the Merger Agreement; (iii) the completion of the offer to redeem the ordinary shares of 10X III, (iv) the approval of the Merger Agreement and the Merger by 10X III’s shareholders, (v) the approval of the Merger Agreement and the Merger by Sparks’ stockholders and (vi) the Registration Statement (as defined below) becoming effective.

The obligation of 10X III to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties Sparks being true and correct to the standards applicable to such representations and warranties and each of the covenants of Sparks having been performed or complied with in all material respects, (ii) delivery to 10X III by Sparks of a signed officer’s certificate, dated as of the date of Closing, certifying that certain closing conditions have been fulfilled, (iii) delivery to 10X III by Sparks of executed counterparts to all Ancillary Agreements (as defined in the Merger Agreement) to which Sparks or a stockholder of Sparks is party and (iv) no Material Adverse Effect (as defined in the Merger Agreement) shall have occurred.

The obligation of Sparks to consummate the Business Combination is also subject to the fulfillment of other closing conditions, including, but not limited to, (i) the representations and warranties of 10X III and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of 10X III having been performed or complied with in all material respects, (ii) delivery to Sparks by 10X III of a signed officer’s certificate, dated as of the date of Closing, certifying that certain closing conditions have been fulfilled, (iii) the approval of the New Sparks Common Stock and New Sparks warrants for listing on NYSE, (iv) delivery to Sparks by 10X III of executed counterparts to all Ancillary Agreements to which 10X III or 10X Capital SPAC Sponsor III LLC (“Sponsor”) is party, (v) certain directors and executive officers of 10X III specified in the Merger Agreement having been removed from their respective positions or having tendered their irrevocable resignations, in each case effective as of the Effective Time, (vi) neither 10X III nor Merger Sub having outstanding indebtedness in excess of $1,000,000, other than New Sparks warrants or working capital loans, (vii) ) the completion of the Domestication and delivery to Sparks of a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto, (viii) 10X III having in effect binding equity or equity-linked commitments, including, without limitation, equity financing facilities, forward purchase agreements, committed equity facilities, convertible instruments, equity lines of credit, or standby equity purchase agreements, with a total aggregate amount of commitments, that together with cash in the Trust Account at Closing, is at least $50,000,000, and (ix) delivery to Sparks by 10X III of a signed financing certificate setting forth the number of 10X III ordinary shares redeemed as of the Closing Date and the number of New Sparks Common Stock to be issued and outstanding after the redemptions.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of 10X III and Sparks, (ii) by 10X III, subject to certain exceptions, if any of the representations and warranties of Sparks are not true and correct or if Sparks fails to perform any of its respective covenants or agreements set forth in the Merger Agreement such that certain conditions to the obligations of 10X III cannot be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Sparks, subject to certain exceptions, if any of the representations and warranties made by 10X III are not true and correct or if 10X III fails to perform any of its covenants or agreements set forth in the Merger Agreement such that the condition to the obligations of Sparks cannot be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by either 10X III or Sparks if the Closing has not occurred on or before October 14, 2023 (the “Termination Date”); provided that, if 10X III seeks and obtains any additional Extension(s) (as defined in the Merger Agreement), 10X III shall have the right by providing written notice thereof to Sparks to extend the Termination Date for an additional period equal to the shortest of (x) the period ending on the last date for 10X III to consummate its initial business combination pursuant to such Extension(s) and (y) such period as determined by 10X III, (v) by either Sparks or 10X III if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law; (vi) by either 10X III or Sparks if the Extension Proposal (as defined in the Merger Agreement) is not duly approved on or before January 14, 2023, (vii) prior to obtaining the required approvals by 10X III shareholders, by Sparks if the 10X III board of directors changes its recommendation that 10X III shareholders approve the proposals included in the proxy statement/prospectus or fails to include such recommendation in the proxy statement/prospectus, (viii) by Sparks if certain required approvals are not obtained by 10X III shareholders after the conclusion of a meeting of 10X III’s shareholders held for the purpose of voting on such approvals, and (ix) by 10X III if the required approvals by Sparks stockholders have not been obtained within ten (10) business days following the date that the Registration Statement is disseminated by Sparks to its stockholders.

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement, or their respective affiliates, officers, directors, employees or securityholders, will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of Fraud or Willful Breach (each as defined in the Merger Agreement) of any covenant or agreement under the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules, which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. 10X III does not believe that these schedules contain information that is material to an investment decision.

Non-Redemption Agreements

As previously disclosed, on December 8, 2022, certain investors (the “Initial 10X III Investors”), entered into a non-redemption agreement with 10X III and Sponsor. Pursuant to the terms of the non-redemption agreement, 10X III may enter into additional non-redemption agreements from time to time with other parties, subject to the terms set forth in the non-redemption agreement.

As of December 21, 2022, certain additional investors (the “Additional 10X III Investors” and together with the Initial 10X III Investors, the “10X III Investors”) have entered into non-redemption agreements (collectively, the “Non-Redemption Agreements”) with 10X III and Sponsor.

Pursuant to the Non-Redemption Agreements, such 10X III Investors agreed, for the benefit of 10X III, to vote certain 10X III ordinary shares now owned or hereafter acquired (the “Investor Shares”), representing 4 million 10X III ordinary shares in the aggregate, in favor of the proposal to amend 10X III’s organizational documents to extend the time 10X III is permitted to close a business combination and not to redeem the Investor Shares in connection with such proposal. In connection with these commitments from the 10X III Investors, Sponsor has agreed to transfer to each 10X III Investor an amount of its Class B Ordinary Shares on or promptly after the closing of 10X III’s initial business combination.

The foregoing description of the Non-Redemption Agreements is subject to and qualified in its entirety by reference to the full text of the form of Non-Redemption Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated by reference.

Acquiror Support Agreement

Concurrently with the execution of the Merger Agreement, 10X III entered into the Acquiror Support Agreement (the “Acquiror Support Agreement”) with Sparks and the Sponsor and the directors and officers of 10X III (collectively, the “Class B Holders”) pursuant to which the Class B Holders agreed to, among other things, (1) vote at any meeting or pursuant to any action of written resolution of the shareholders of 10X III all of their Class B Ordinary Shares, held of record or thereafter acquired in favor of the Business Combination, the Domestication and the other Proposals (as defined in the Merger Agreement) and (2) be bound by certain other covenants and agreements related to the Business Combination, in each case, on the terms and subject to the conditions set forth in the Acquiror Support Agreement.

Additionally, the Class B Holders agreed not to Transfer (as defined in the Acquiror Support Agreement) any Lock-Up Shares (as defined in the Acquiror Support Agreement) during the period beginning on the Closing Date and ending on the date that is thirty six (36) months after the Closing Date (the “Lock-up Period” and such restriction, the “Transfer Restriction”), except in accordance with the following: (i) with respect to an amount of shares equal to one-half of the Lock-Up Shares (the “First Tranche”), Class B Holders may transfer up to an aggregate of 25% of the First Tranche upon the date on which the last reported sale price of the New Sparks Common Stock exceeds $13.50 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period that commences at least six (6) months after the Closing Date; (ii) Class B Holders may transfer up to an aggregate of 10% of the First Tranche in connection with a marketed, fully committed underwritten follow-on offering following the date that is at least 90 days after the Closing Date; (iii) no Transfer Restrictions shall apply to the First Tranche after the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date; (iv) with respect to one-third of an amount of shares equal to the remaining one-half of the Lock-Up Shares (the “Second Tranche”), the Transfer Restriction shall expire upon the earlier of: (a) the date on which the last reported sale price of the New Sparks Common Stock exceeds $12.50 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period that commences after the Closing Date, or (b) eighteen (18) months after the Closing Date; (v) with respect to one-third of the Second Tranche, the Transfer Restriction shall expire upon the earlier of: (a) the date on which the last reported sale price of the New Sparks Common Stock exceeds $15.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period that commences after the Closing Date, or (b) twenty four (24) months after the Closing Date; and (vi) with respect to the remaining one-third of the Second Tranche, the Transfer Restriction shall expire upon the earlier of: (a) the date on which the last reported sale price of the New Sparks Common Stock exceeds $17.00 per share for any twenty (20) trading days within any consecutive thirty (30) trading day period that commences after the Closing Date, or (b) thirty six (36) months after the Closing Date. No Transfer Restrictions shall apply to any of the Lock-Up Shares after the expiration of the Lock-Up Period, and the Transfer Restriction will terminate with respect to all Lock-Up Shares on the date on which New Sparks completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New Sparks’ shareholders having the right to exchange their shares for cash, securities or other property.

The foregoing description of the Acquiror Support Agreement is subject to and qualified in its entirety by reference to the full text of the Acquiror Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Company Support Agreement

Concurrently with the execution of the Merger Agreement, Ottis J. Sparks, a stockholder of Sparks representing the requisite votes necessary to approve the Business Combination (the “Stockholder”), entered into a support agreement (the “Company Support Agreement”) with 10X III and Sparks, pursuant to which the Stockholder agreed to (i) vote at any meeting of the stockholders of Sparks all shares of common stock of Sparks held of record or thereafter acquired in favor of the Business Combination and the other transactions contemplated by the Merger Agreement, (ii) be bound by certain other covenants and agreements related to the Business Combination and (iii) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement.

The foregoing description of the Company Support Agreement is subject to and qualified in its entirety by reference to the full text of the Company Support Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, New Sparks, the Sponsor and certain stockholders of Sparks will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Sponsor and such securityholders will be granted certain customary registration rights, on the terms and subject to the conditions therein, with respect to securities of New Sparks they will hold following the Merger.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit C to Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreement

At the Closing, each director, officer, and stockholder owning more than 3.0% of the New Sparks Common Stock (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, prior to the expiration of the Lock-Up Period (as defined in the Lock-Up Agreement), (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B), with respect to any shares of New Spark Common Stock held by the Lock-Up Holders immediately following Closing, including any New Sparks Common Stock received in the Business Combination (the “Stockholder Shares”), but excluding shares of New Sparks Common Stock acquired in the public market, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted (the “Lock-Up Shares”). The Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Standby Equity Purchase Agreement

Concurrently with the parties entering into the Merger Agreement, 10X III entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) pursuant to which, subject to the consummation of the Business Combination, New Sparks has the option, but not the obligation, to issue, and Yorkville shall subscribe for, an aggregate amount of up to $50 million of New Sparks Common Stock at the time of New Sparks’ choosing during the term of the agreement, subject to certain limitations, including caps on issuance and subscriptions based on trading volumes. Each advance under the SEPA (an “Advance”) may be for an aggregate amount of New Sparks Common Stock purchased at 96% of the Market Price during a one-day pricing period or 97% of the Market Price during a three-day pricing period elected by New Sparks. The “Market Price” is defined in the SEPA as the VWAP (as defined below) during the trading day, in the case of a one-day pricing period, or the lowest daily VWAP of the three consecutive trading days, in the case of a three-day pricing period, commencing on the trading day on which New Sparks submits an Advance notice to Yorkville. “VWAP” means, for any trading day, the daily volume weighted average price of New Sparks Common Stock for such date on NYSE as reported by Bloomberg L.P. during regular trading hours or such other period in the case of a one-day trading period. The SEPA will continue for a term of three years commencing from the sixth trading day following the closing of the Business Combination (the “SEPA Effective Date”).

Pursuant to the SEPA, New Sparks will pay to Yorkville a commitment fee, which is to be paid on the SEPA Effective Date and which shall be paid by the issuance of 37,500 shares of New Sparks Common Stock to Yorkville.

The foregoing description of the SEPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SEPA, a copy of which is included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On December 21, 2022, 10X III and Sparks issued a joint press release announcing their entry into the Merger Agreement. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference into this Item 7.01.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

10X III intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of 10X III, in connection with the Business Combination. After the Registration Statement is declared effective, 10X III will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. 10X III’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with 10X III’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about 10X III, Sparks and the Business Combination. The definitive proxy statement/prospectus will be mailed to shareholders of 10X III as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by 10X III may be obtained free of charge from 10X III at https://www.10xspac.com/spacIII. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: 10X Capital Venture Acquisition Corp. III, 1 World Trade Center, 85th Floor, New York, NY 10007. The information contained on or accessible through 10X III’s corporate website or any other website that it may maintain is not part of this Current Report on Form 8-K.

Participants in the Solicitation

10X III, Sparks and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of 10X III’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of 10X III’s directors and officers in 10X III’s filings with the SEC, including the Registration Statement to be filed with the SEC by 10X III, and such information and names of Sparks’ directors and executive officers will also be in the Registration Statement to be filed with the SEC by 10X III, which will include the proxy statement of 10X III for the Business Combination.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or 10X III’s or Sparks’ future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of Sparks are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by 10X III and its management, and Sparks and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against 10X III, Sparks, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of 10X III or to satisfy other conditions to Closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Sparks as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Sparks or the combined company may be adversely affected by other economic, business and/or competitive factors; and (11) other risks and uncertainties described in 10X III’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, and in the Registration Statement to be filed by 10X III with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither 10X III nor Sparks undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This Current Report relates to a proposed business combination between 10X III and Sparks. This document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1†	Agreement and Plan of Merger, dated as of December 20, 2022, by and among 10X Capital Venture Acquisition Corp. III, 10X Sparks Merger Sub, Inc. and Sparks Energy, Inc.
10.1	Form of Non-Redemption Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed on December 9, 2022).
10.2	Acquiror Support Agreement, dated December 20, 2022, by and among 10X Capital Venture Acquisition Corp. III, Sparks Energy, Inc., 10X Capital SPAC Sponsor III LLC and the directors and executive officers of 10X Capital Venture Acquisition Corp. III named therein.
10.3	Company Support Agreement, dated December 20, 2022, by and among 10X Capital Venture Acquisition Corp. III, Ottis J. Sparks and, solely with respect to Section 1(a) thereto, Sparks Energy, Inc.
10.4	Form of Lock-Up Agreement.
10.5†	Standby Equity Purchase Agreement, dated December 20, 2022, by and between 10X Capital Venture Acquisition Corp. III and YA II PN, Ltd.
99.1	Press Release, dated December 21, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2022

10X CAPITAL VENTURE ACQUISITION CORP. III

By:	/s/ Hans Thomas
Name:	Hans Thomas
Title:	Chairman and Chief Executive Officer